UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

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                          For the Month of August 2004
                  Material Change Report dated August 23, 2004

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                         (Commission File. No 0-20390).

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                            ID BIOMEDICAL CORPORATION
                  (Translation of registrant's name in English)

        1630 WATERFRONT CENTER, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:    Form 20-F          40-F   X
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934:                   Yes:               No:   X
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                             MATERIAL CHANGE REPORT
                                  FORM 51-102F3

ITEM 1.  NAME AND ADDRESS OF COMPANY

         ID Biomedical Corporation (the "Company")
         1630 Waterfront Center
         200 Burrard Street
         Vancouver, BC
         V6C 3L6

         Telephone:        (604)  431-9314
         Fax:              (604)  431-9378

ITEM 2.  DATE OF MATERIAL CHANGE
         August 10, 2004.

ITEM 3.  NEWS RELEASE
         A press release was issued by the Company on August 10, 2004 at Vancouver, British Columbia.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

The Company announced positive results from Phase II Clinical Trial of StreptAvax vaccine

  o StreptAvax vaccine stimulates broad immune response in expanded Phase II Clinical Trial.

  o Key supportive patent recently allowed in U.S.


ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced that a preliminary immune response analysis of the expanded Phase II adult safety study of its group A streptococcal vaccine, StreptAvax vaccine, has been completed. Consistent with earlier data from the first portion of the Phase II, as well as the Phase I trial, the vaccine induced high titers of antibodies to all 26 serotypes of group A streptococcus targeted by the vaccine. While extended safety follow-up is ongoing, the vaccine also appears to have been well-tolerated; with all volunteers having completed at least 194 days of observation since vaccine exposure. There have been no vaccine-related serious adverse events. No subject in the clinical trial has developed antibodies that cross-reacted with human tissues, one of the primary safety endpoints of the Phase II studies. Detailed safety comparisons with a comparator vaccine included in the trial (the hepatitis A vaccine) will be available later this year, after the formal unblinding of the investigator and clinical team. The final Phase II data, along with the safety database from prior clinical trials, will be used by ID Biomedical to approach Health Canada and the U.S. Food and Drug Administration for approval to begin clinical studies in pediatric populations. The Company expects to begin the next phase of StreptAvax testing in Q1 2005.


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A compilation of all of the human clinical trial data of StreptAvax vaccine shows that the unique, multivalent vaccine formulation induces high titers of M protein-specific antibodies against all of the component subunit proteins in the product. The current serologic data, unblinded by a third party uninvolved in the safety analysis, indicate that all 27 streptococcal antigens in the vaccine demonstrate a statistically-significant (p = 0.05 by Mann-Whitney test) increase in post-immunization antibodies, detected by serotype-specific ELISA assay, in StreptAvax recipients when contrasted with recipients of the comparator vaccine. StreptAvax recipients responded to a median of 24 of 27 streptococcal antigens (89%) administered in the vaccine; indistinguishable from the result reported for the phase I trial. The opsonic, or bactericidal, activity for the last cohort of the Phase II study has not be examined to date, but the vaccine-induced antibody increases detected by ELISA in this cohort are consistent with previous studies of StreptAvax that correlated vaccine induced antibodies with bactericidal or killing activity of the vaccine. Thus far, the bactericidal activity of vaccine-induced antibodies against each serotype in StreptAvax appears similar to, or greater than, an M-protein based group A streptococcal vaccine that was tested in the 1970's and shown to protect humans against subsequent challenge with live group A streptococcus.

The StreptAvax vaccine is composed of 26 M protein fragments that were genetically engineered into complex `fusion proteins' that allow the vaccine to target 26 serotypes of group A streptococci with a simple mixture of four proteins. The vaccine types were selected from epidemiologically important serotypes of group A streptococci. Recent U.S. and Canadian epidemiological studies, funded by ID Biomedical and the U.S. National Institutes of Health
(NIH), suggest that a vaccine containing antigens of the 26 M-serotypes in StreptAvax could provide broad coverage against rheumatic fever, "flesh eating" disease and "strep throat" or pharyngitis. Very similar data have recently been published from Mexican sites, and the NIH is expanding epidemiological studies to cover important regions outside of North America. In addition, the vaccine contains a 27th protein fragment representing an M-like protein called SPA. SPA, which is expressed by a number of group A streptococcal serotypes, has proven to be quite immunogenic (97% of vaccinees respond with SPA antibodies) and thus may add an element of supplementary protection across multiple serotypes.

ID Biomedical also announced that it and Dr. James Dale of the University of Tennessee in Memphis, recently received an issued patent from the United States Patent and Trademark Office. This new patent relates to a broad patent application filed to cover the method of complex recombinant vaccine formulation for group A streptococcal vaccines. These clinical results validate the core technology's strength towards addressing this complex disease target.

ITEM 6.  RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not applicable.

ITEM 7.  OMITTED INFORMATION

         Not applicable.

ITEM 8.  EXECUTIVE OFFICER

         For further information please contact:

         Name:             Todd R. Patrick
         Title:            President
         Telephone:        (425) 482-2601

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ITEM 9.  DATE OF REPORT

         August 23, 2004.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ID Biomedical Corporation


                                     By: /s/ ANTHONY F. HOLLER
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                                     Anthony F. Holler, Chief Executive Officer

Date: August 23, 2004